03016793

SEC 486 (12-01) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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24-10044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 14 2003
1086

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

CANON FILMS CORP.
(Exact name of issuer as specified in its charter)

PROCESSED
MAR 17 2003
THOMSON FINANCIAL

CALIFORNIA
(State or other jurisdiction of incorporation or organization)

2951 28TH STREET, SUITE 2015, SANTA MONICA, CA 90405 (310) 452 - 2202
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

19700 FAIRCHILD ROAD, SUITE 150, IRVINE, CA 92612 (949) 724 - 0779
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7829	EIN - 40 - 0002582
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Canon Film Corp.

$5,000,000 Regulation A Preferred Stock Offering

Canon Film Corp., a California Corporation is offering preferred stocks in a best effort underwriting offering.

Investing in these Notes involves a high degree of risk. See "Risk Factors" beginning on page 22.

	Per Note	Total
Offering Price	$ 5,000,000	$ 5,000,000
Discount and Commission to Underwriters	$ 550,000	$ 550,000
Offering Proceeds to Company	$ 4,450,000	$ 4,450,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Preferred Stock matures in 36 months and is subject to sinking fund redemption, without premium.

Canon Securities LLC delivers certificates upon closing of each transaction.

Canon Securities LLC

December 30, 2003

PART 1 – NOTIFICATION

Item 1. Significant Parties

a. Art Kingsley Okun

Home Address	Office Address
4302 Via Marina Ave	2951 28th Street
Unit A	Suite 2015
Marina Del Rey, CA 90290	Santa Monica, CA 90405

b. James Gallaher

Home Address	Office Address
29821 Imperial Drive	19700 Fairchild Road
San Juan Capistrano, CA 92675	Suite 150
	Irvine, CA 92612

c. Not Applicable

d. Art K. Okun
Amy Layton

Canon Securities LLC
19700 Fairchild Road
Suite 150
Irvine, CA 92612

e. Not Applicable

f. Not Applicable

g. Not Applicable

h. The firm has no counsel with regard to this offering.

i. Canon Securities LLC
19700 Fairchild Road
Suite 150
Irvine, CA 92612

j. Not Applicable

k. Art Kingsley Okun
19700 Fairchild Road
Suite 150
Irvine, CA 92612

l. Not Applicable

m. Not Applicable

Item 2. Application of Rule 262

a. None of the individuals listed on item 1 is subject to disqualifications provisions as set forth in rule 262

b. Not Applicable

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdictions in Which Securities Are to be offered

California	Alabama	Hawaii	Illinois	Maine
Maryland	Michigan	New Mexico	Oregon	Texas
Washington				

a. Not Applicable

Item 5. Unregistered Securities Issued or Sold Within One Year

5 a.

1. Canon Trust Film Corporation
2. Regulation D offering and $1,200,000
3. $20,000 per note
4. Accredited investors and clients of Canon Securities LLC

b. Not Applicable

c. Rule 501 of Regulation D promulgated by the SEC under the securities Act of 1933

Item 6. Other Present or Proposed Offering

The issuer still has the 501 Regulation D offering open. The entire offering of the Regulation D was $11,250,000. The issuer has only issued $1,200,000 to date of this offering.

Item 7. Marketing Arrangements

7 a.

1. Not Applicable
2. Not Applicable
3. Not Applicable

b. Not Applicable

Item 8. Relationship with Issuer of Experts Named in Offering Statement

Mr. Art Okun is the Executive Representative and Chief Executive Officer of Canon Securities LLC, the underwriter of this the securities. Mr. Okun is also the president and director of the issuer.

Item 9. Use of a Solicitation of Interest Document

a. Not Applicable

Offering Circular Model A

Cover

Name:

Canon Films Corp.

Type of Securities offered:

Preferred Shares

Maximum number of securities offered

1780

Minimum number of securities offered

Not Applicable.

Price per security:

$2,500

Total proceeds:

If maximum sold:	**If minimum sold:**
$5,000,000	Not applicable

Is a commissioned selling agent selling the securities in this offering?

Yes

Percentage of commission

8%

Is there other compensation to selling agent:

No

Is there a finder's fee:

No

Is there an escrow of proceeds until minimum is obtained:

No

Is the offering limited to members of a special group:

No

Is transfer of the securities restricted:

Yes

INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSATANTIAL RISK TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISK INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERIT OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This company:

Is currently conducting operations

This offering has been registered for offer and sales in the following states

None

However the selling agent proposes to register the offering in these states listed below:

California	Alabama	Hawaii	Illinois	Maine
Maryland	Michigan	New Mexico	Oregon	Texas
Washington				

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO REPLY UPON ANT INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consist of a total of 54 pages.

THE COMPANY

1. Canon Films Corp.
   California. January 16th 2002

Main Office	Branch Office
2951 28th Street	19700 Fairchild Road
Suite 2015	Suite 150
Santa Monica, CA 90405	Irvine, CA 92612
(310) 451 – 2202	(949) 724 – 0779

Fiscal Year: 12/31

Contact:

Art Kingsley Okun

RISK FACTORS

Competition

The motion picture industry involves a substantial degree of risk. Each motion picture is an individual artistic work, and its commercial success is primarily determined by audience reaction, which is unpredictable. Accordingly, there can be no assurance as to the financial success of these refurbished films. The motion picture industry is extremely competitive. The films will vie for audience attention with many other motion pictures, many of which will be released by companies having financial resources that are substantially greater than those of the Company. Competition for attractive projects and for experienced and competent directors, producers, script writers and other vendors whose service are essential to the success of the development of the project is significant among companies having objectives similar to those of the Company, many of which have greater financial and other resources than the Company. Motion picture companies continue to increase the number of films they release each year, and this could also adversely affect the performance of the films.

Nature of the Motion Picture Industry

The acquisition of movie scripts, development, casting, production and post-production is an inexact science and involves a high degree of risk. Studies show that log openings is the best determinate of high grossing movies. The Company's will acquire, refurbished and distribute movies and search for films that produce extreme revenue events.

Film Distribution

The Company currently has alliances with third party distribution entities and may license certain distribution rights in foreign territories through output arrangements or on a film-by-film basis. The competition for screens in the U.S. and internationally is often great, as the major motion picture firms are able to commit far greater resources towards the distribution of their films and tie up numerous screens for their premium pictures. The Company must commit to spending a significant amount on the P&A costs associated with its films. The Company recognizes that such amount is far below the industry average for typical P&A cost and therefore such budget may not be enough to sustain a marketing campaign for any given film *(see: "Source and Use of Proceeds" "Officers, Directors and Key Advisors" "Production companies).*

History of Marginal Profitability

The Company has a history of limited working capital. The Company in the future may seek or secure debt, debentures and or equity from other sources in order to service this debt. There is no assurance that any other such financings will be available, or that they will be available on terms favorable to the Company.

Risk of Production and Distribution of Films

The cost of producing and distributing motion pictures has generally increased in recent years and may continue to increase in the future. The Company may use the monies from all offering to produce and distribute full-length fixed budget pictures, that have production and distribution budgets that are significantly less than the major industry average. There are numerous risks involved in producing and distributing films and, even if a film is produced, it may not be done on a timely or cost-effective basis and once distributed there is no guarantee that an audience will accept the film. A significant time may elapse (10 – 15 months) between the expenditure of funds by the Company and the receipt of corresponding revenues. Although management has identified previously used distribution channels *(see production companies)*, there can be no assurance that the Company will recover its investment in the film.

Mezzanine Stage Company

The company is a rapidly growing mezzanine stage film firm and each project should be considered as a development stage project. Accordingly, the Company has limited operating history upon which an evaluation of its prospects can be based. Such prospect must be considered in light of the risk, expenses and difficulties frequently encountered in the establishment of a new business as well as the risk, expenses and difficulties encountered in the shift to a company with operating revenues. The operations/projects will be subject to all risks inherent in the establishment of a new business enterprise.

International Operations

A substantial portion of the films revenue will be derived from the international distribution of motion pictures. These operations are subject to all risks attendant to international operation, including changes in foreign governments, international political and economic conditions, exchange control laws, imposition of quotas, and other factors beyond the Company's control. Some foreign governments impose significant restrictions on the content of motion pictures which may wholly or partially restrict distribution of certain programs in various media or in a particular territory. The Republic of France has recently set standards limiting the amount of foreign entertainment that is broadcast in French theaters and on French television.

Labor Considerations

Most actors in the film industry who will be involved with the film are members of the Screen Actors Guild, which bargains collectively with producers on an industry-wide basis from time to time. There is no assurance that labor difficulties will not adversely affect the production of the film.

Technological Developments

New technological developments will undoubtedly occur which will change the way films are made, distributed or exhibited. It is not possible to accurately forecast the effect that recent and future technological development will have on the value of the films.

No Public Market/Limitation on Transferability

There is no public trading market for the share of the Company. There is no intention of the Company to seek to provide a public market for the Company's shares in the future.

No Guarantee of Returns

Investing in films is a high-risk business. No assurance can be made or given that any purchaser of the share will realize any return on investment or that he, she or it will not lose his, her or its entire investment. For this reason, each prospective investor should read this Offering Memorandum, including the risk factors discussed herein, and all exhibits carefully and should consult with his, her or its own attorney, accountant or business advisor prior to making an investment decision.

Interest and Principal Payments

Purchasers of the shares offered hereby are entitled to receive 6.25% interest plus principal re-payments. The Company reserves the right to change its distribution schedule at its sole discretion. The shares are callable after 36 months (January 31st 2006). The company will setup an escrow account or designate portions of its current U.S. government bonds as assets to back the interest cost of these preferred shares. However, due to the business stage of the Company and the uncertainties associated with its operations during that period of time, there can be no assurance that the Company will make those interest and/or principal payments on time, fund the escrow account intended to pay interest on these preferred shares or, in the event of sustaining significant losses from its operations, at any time in the future. Investors who anticipate the need for interest from their investment in the Company should not purchase these preferred shares offered hereby.

Financial Projections

The financial projections set forth in the materials accompanying this offering memorandum have been developed by the Company based wholly upon assumptions about potential revenues and expenses, and such assumptions may prove to be in part or wholly materially incorrect. Investors should understand that such financial projections are estimates only, subject to all the uncertainties of projections for start-up enterprises, and that the actual results of operations may be materially different from the results shown or implied by such projections. Accordingly, the Company may and reserves the right, without the obligation to notify prior recipients of this memorandum, to add, delete and amend the information contained herein to reflect changes in the economy, industry, business conditions and its operations.

Best Effort Offering

No assurance can be given that these preferred shares being offered hereby will be sold.

Note:
In addition to the above risk, business are often subject to risk not foreseen or fully appreciated by management, In reviewing this Offering Circular potential investors should keep in mind other possible risk that could be important.

BUSINESS AND PROPERTIES

3.

a. **Describe in detail what business the Company**

Canon Film Corporation, (a California Corporation) manages, executive produces and distribute full-length motion pictures with offices in Santa Monica and Irvine California. The company has two business divisions, the film production division and film distribution division.

b. **Describe how these products are produced**
c. **Describe the industry which the company is selling**
d. **Describe specifically the marketing strategies the company is employing**

PRODUCTION DIVISION

The film production division hires the most qualified production company, director and producer to acquire the rights to good books or scripts. The production company under contract pre-sells the potential movie in most major film markets in the world including American Film Market in Santa Monica, Marche du Film in Cannes, France and Mifed in Milan, Italy. The objective of the pre-sales activities to establish a 45 - 55% minimum pre-sales contract on the film before we commit fund to production.

In a recent paper titled *Film Finance and the Distribution of Earnings* **(July 18 2002) Frank W. Rusco of the U.S. General Accounting Office and W. David Walls of University of Calgary, concluded that the entire distribution of film earning seems to be changed for projects filtered by pre-sales agreement. These filtered projects, the studies shows have lower probability of un-profitability compared to theatrical-contract films.**

The current production schedule for 2003 include a sword, science and sorcery challenge in the tradition of "CONAN" and the "LORD OF THE RINGS". The film title THONGOR. The script is based on one of the popular series of books by Lin Carter. THONGOR – The Wizard of Lemuria. This epic story cast the forces of good over evil.

The next film on schedule is WALTER'S PURPLE HEART. This is a supernatural love story about a young man named Walter, who after being killed in the Vietnam War, is reincarnated into the present day body of a 23-year-old slacker named Michael, and through Michael, goes on a quest to right the wrong of this preventable death.

DISTRIBUTION DIVISION

The distribution division partners with distribution companies to acquire finished and Un-finished film projects. The failure rate for single purpose corporations formed to make specific movies, and whose sole asset is the copyright to that movie are high. However these single purpose corporations provides excellent opportunities for our distribution division to acquire the best uncompleted films or completed films seeking distribution deals at competitive prices. We provide capital to finish the projects and release the films through our distribution network. This division is scheduled to release 15 films in 2003.

e. **State the backlog of written firm order for products**

Not Applicable.

f. **State the number of the company's present employees and anticipated in 12 months**

3 Employee and 6 anticipated in 12 months

g. **Describe generally the principal properties that the company own**

One-third ownership of the newly completed motion picture titled "WHITE RUSH"

h. **Indicate the extent to which the company's operation depends upon patents, copyrights, trade secrets**

Not Applicable

i. **If the Company's business and products are subject to material regulation by federal, state and local agencies**

Not Applicable

j. **State the names of any subsidiaries of the Company**

Not Applicable

k. **Summarize that material events in the development of the Company**

Not Applicable

4.

a. **If the Company was profitable during the last fiscal year, list below in chronological order the events which in management's opinion should occur**

Not Applicable

OFFERING PRICE FACTORS

5. What were net, after-tax earning for last fiscal year

Not Applicable, The securities issued are preferred shares

6. If the Company had profits, show offering price as a multiple of earning

Not Applicable, The securities issued are preferred shares

7.

a. **What is the tangible book value of the company**

Not Applicable, The securities issued are preferred shares

b. **State the dates, amount of such securities, number of persons, price and relationship on which the company issued securities during the last 12 months**

Dates: March 1st 2002 – December 31st 2002

Amount: $1,200,000

Number of Persons: 30

Relationship of investors: None

Price Per Note: $20,000

8.

a. **What percentage of the outstanding shares of the Company will the investors in this offering have?**

Not Applicable, The securities issued are preferred shares

b. **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page:**

Not Applicable, The securities issued are preferred shares

9.

a. **The following table set forth the use of the proceeds from the offering:**

SOURCES AND USE OF PROCEEDS

The principal use of the net proceeds from this Offering will be to: (i) the acquisition of completed and uncompleted movies; (ii) Additional photography; (iii) Distribution and marketing; (iv) administrative expenses. The net proceeds to the Company from the sales of the preferred shares, after all related expenses are estimated to be approximately $4,450,000.

The following table sets forth the anticipated application of the estimated net proceeds from this Offering. Many of the figures set forth are estimated and based on certain assumptions and cannot be precisely calculated at this time.

	Maximum Proceeds Assuming 1780 Shares
Sources:	
Gross Offering Proceeds	$5,000,000
Offering Expenses:	
Placement Agent Commission(1)	400,000
Administrative Expenses and Working Capital(2)	150,000
Total Sources (Net Offering Proceeds)	$4,450,000

(1) The shares are being offered on a "Best Effort" basis through participation members (the Placement Agent") of the National Association of Securities Dealers, Inc ("NASD") who will be paid a 8% commission on each share sold by such Placement Agent.

(1) The Placement Agent will also receive a non-accountable expense allowance equal to 3% of the purchased price of each share sold by such Placement Agent. (Non-accountable expense allowance and wholesaling commission includes other expenses, such as legal, accounting and printing, mailing, postage, communication)

a. **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column will be used**

The proceeds will be used as soon as the accumulated cash is enough to purchase films or distribute films into at least 2-3 United States geographical markets.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursement, past salaries or similar payments, a potential investors should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operation, would be adequate.

10.

a. **If material amount of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and source of such funds**

The sources of such funds will include profits from the film title "WHITE RUSH" and debentures issued by the company.

b. **If any material part of the proceeds is to be used to discharge indebtedness**

No

c. **If any material part of the proceeds is to be used to acquire asset, other than in the ordinary course of business.**

No

d. **If any amount of the proceeds is to be used to reimburse any officer, director, employee for services already rendered**

Not Applicable

11.

a. **Indicate whether the Company anticipates having cash flow problems in the next 12 months, whether it in default of any note issued.**

The company has no cash flow problems and is not in default of any notes issues. All of the Company's trade payables has being paid within the stated trade terms and the Company is not subject to any unsatisfied judgment, liens or settlement obligation.

12.

a. **Indicate whether proceeds from this offering will satisfy the Company's cash requirement for the next 12 months**

The offering will satisfy the Company's cash requirement for the next 12 months

CAPITALIZATION

AMOUNT OUTSTANDING

	AS OF 12/31/02	AS ADJUSTED MAXIMUM
Debt:		
Short-term debts (20%)	$ 17,500	$
Long-term debt (20%)	$1,160,010	$
Total Debt	$1,177,510	$
Stockholder equity:		
Common stock	$($157,668)	$
Additional paid in capital	$	$
Retained earning	$	$
Total stockholder equity	$	$
Total Capitalization	$1,019,842	$

Number of preferred shares authorized to be outstanding: 1780 preferred shares

Number of Class of Preferred	Par Value Shares Authorized	Per Share
Class B	$2500	$2500

Number of common shares authorized: 100,000 shares

DESCRIPTION OF SECURITIES

14.

a. **The securities being offered hereby are**

Preferred Stocks

15.

a. **These securities have**

Preference as to dividends or interest, but no voting rights

16.

a. **Are the securities convertible**

No

17.

a. **If securities are notes or other types of debt securities**

1. 6 ¼% per year
2. Callable on January 31st 2006
3. No
4. No
5. Yes (callable at par or face value)
6. Yes (U.S. Government bonds placed into a checking account)
7. These securities are subordinate only to the debenture issued last year

b. **Show the ration of earnings to fixed charges on an actual and pro forma basis for the fiscal year.**

Not applicable

18.

a. **If securities are Preferred stock:**

Are unpaid dividends cumulative	Yes
Are securities callable	Yes

These securities are callable at par on January 31st 2006

See Attach contractual provision and documents

19.

a. **If securities are capital stock of any type, indicate restrictions on dividend under loan**

Not Applicable

20.

a. **Current amount of assets available for payment of dividends**

Not Applicable

PLAN OF DISTRIBUTION

21.

a. **The selling agent in this offering are:**

Canon Securities LLC
19700 Fairchild Road
Suite 150
Irvine, CA 92612
(949) 724 –0779

22.

a. **Describe any compensation to selling agent**

8% selling commission
3% Non-accountable expense allowance

23.

a. **Describe any material relationship between the selling agent and management**

The Executive Representative and President of the selling agent (Canon Securities LLC) is also the president and chair of the board of director of Canon Film Corp. The issuer and selling agent share office space in Irvine, California.

24.

a. **If the offering is not made through a selling agent, state the name of person at the company through which this being made:**

Not Applicable

25.

a. **If the offering is limited to s special group, or is subject to any other limitation**

Not Applicable

26.

a. **Name, address and telephone of bank acting as escrow agent**

Not Applicable

b. **Date at which funds will be return by escrow agent**

Not Applicable

27.

a. **Explain the nature of any resale restriction on presently outstanding shares**

Not Applicable

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the company is able to be sold cash or merge with a public company that their investment in the Company may be Illiquid indefinitely

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.

a. **If the Company has within the last five years paid dividends, made distributions upon any securities.**

Not Applicable

OFFICERS, AND KEY PERSONNEL OF THE COMPANY

29.
Chief Executive Officer

Art K. Okun 2951 28th Street Suite 2015 Santa Monica, CA 90405 (310) 452 -2202	**Title:** President **Age**: 46

Employment History

Employers	Title	Dates
Canon Securities LLC	President	09/00 - Present
Canon Film Corp.	President	01/02 - Present
Pacific Genesis	Branch Manager	04/99 – 01/00
Irvine Securities, Inc	Registered Rep.	10/98 – 04/99

Education
Art Okun is the President and Principal of Canon Securities LLC. He has been a registered representative since 1992 with N. Y. Life Securities and has had principal experience since 1993 in Fixed Income, Private Placement offerings and Equities. Mr. Okun is a 1984 graduate from Augsburg College in Minneapolis, Minnesota with a degree in Economics and Finance. Mr. Okun holds a Principal's Supervisory Series 24 license, General Securities Series 7, Financial and Operations Principal Series 27, Series 63, California Insurance Agent License, and he is a Chartered Financial Analyst Candidate. (CFA)

Mr. Okun is affiliated with Canon Securities Trust and a fiduciary for both the Broker Dealer and issuer. He has successfully participated in the funding of many fixed income bonds and (2) private placement offerings raising over $25 million.

Also a Director of the Company

30.
Chief Operating Officer
Same as Above

31.
Chief Financial Officer
Same As Above (See question 29)

32. Other Key Personnel

James P. Gallaher
Vice President Operations
19700 Fairchild Road
Suite 150
Irvine, CA 92612

Age: 48

(949) 724-0779

Employers	Title	Dates
Canon Securities LLC	Registered Rep.	02/02 – Present
Canon Films Corp.	V.P. Operations	02/02 – Present
Biodiesel Corp.	Marketing Director	06/99 – 06/00
Irvine Securities, Inc	Registered Rep.	05/95 – 03/99

Education

Ric Gallaher acts as a liaison between the Movie and the investors. During his college years he worked in a local TV station as a cameraman before moving to California in 1974 to pursue a music career. The 70's found Ric Performing in venues that included the famous Cow Palace, Bill Graham's Winterland, and Golden Gate Park where he served as a singer, songwriter and guitarist for some of the most talented musicians in the world. Mr. Gallaher was a contracted staff composer for Columbia Pictures for two years and has numerous films to his credit; including "King of the Gypsies" (Dino DeLaurentis 1977), "Punchline" (Tom Hanks) and "Celloso" (2000 South American).

Mr. Gallaher has composed songs for the Pointer Sisters, wrote the Title Cut for Timmy T's 2nd worldwide album, and has written, performed and produced music for TV and major motion pictures for over 25 years.

Mr. Gallaher also holds a securities Principal's Supervisory Series 39 license along with Series 22 and 63 licenses. With his music background and securities background Ric provides a clear bridge between Show and Business. (*MC-400 Rep)

He is not a Director of the Company

Amount of time spent on company matter is about 20 hours weekly

DIRECTORS OF THE COMPANY

33.

a. **Number of Directors**

3 and the Directors are not elected.

34.

a. **Information concerning outside Directors**

Not Applicable

35.

a. **Have any of the officers/Directors ever managed a company in the same business**

Yes. The President has managed Canon Film Corp from its inception.

b. **If any of the officers, directors have ever worked for a company in the same industry**

Yes. The president has managed Canon Film Corp since its inception in 2001

c. **If the Company has never conducted operation, indicate whether any of the officers or directors has ever managed any other company**

Not Applicable

d. **If any of the Company's key personnel are not employees but are consultants**

Not Applicable

e. **If the Company has key man insurance policies on any of its Officer, Directors**

The company has a $2,000,000 key-man insurance on the CEO/President and the proceeds are payable to Canon Films Corp. Art Kingsley Okun is the insured

36.

a. **If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its officers, directors or other key personnel.**

Not Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factor in the success of a business.

PRINCIPAL STOCKHOLDERS

37.

Principal owners of the company

Class of Shares	Avg. Price per shares	# of shares	% of Total
Common Shares	$0.01	31,500	31

Art K. Okun
2951 28th Street
Suite 2015
Santa Monica, CA 90405
(310) 452 – 2002

Occupation: Chief Executive Officer/ Executive Representative

Class of Shares	Avg. Price per shares	# of shares	% of Total
Common Shares	$0.01	15,000	15

James Gallaher
19700 Fairchild Road
Suite 150
Irvine, CA 92612
(949) 724-0779

Occupation: Registered Representative

Class of Shares	Avg. Price per shares	# of shares	% of Total
Common Shares	$0.01	10,000	10

Canon Securities LLC
19700 Fairchild Road
Suite 150
Irvine, CA 92612
(949) 724-0779

Type of Business: NASD Broker/Dealer Firm

38.

Number of shares beneficially owned by Officers and Directors as a group

a. Before offering: 56,500 Shares (56.5% of total outstanding)

b. After offering: Not Applicable

MANGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.

a. **If any of the officers, Directors, Key Personnel are related by blood or marriage**

No

b. **If the company has made loans to its Officers, Directors within the past 2 years**

No

c. **If any of the company's Officers, Directors, Key Personnel has guaranteed or co-signed any of the Company's bank debt or other obligations**

No

40.

a. **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

	Cash	Other
Chief Executive Officer	$18,000	$0.00
Chief Operating Officer	$0.00	$0.00
Chief Accounting Officer	$0.00	$0.00
Key Personnel		
James Gallaher	$3,200	$0.00
Total	$21,200	$0.00
Director as a group (1)	$0.00	$0.00

b. **If remuneration is expected to change**

No

c. **If any employment agreement exist or are contemplated**

No

41.

a. **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or right**

Not Applicable

b. **Number of common shares subject to issuance under existing stock purchase plan but not yet covered by outstanding purchase agreement**

Not Applicable

c. **Describe the extent to which future stock purchase agreement, stock option, warrant must be approved by shareholders**

Not Applicable

42.

If the business is highly dependent on the services of a certain key personnel, describe any arrangement to assure that this person remain with the company and not compete upon termination

a. The company is highly dependent on the services of Art Kingsley Okun. The company has purchased a key-man insurance to cover any eventuality that Mr. Okun is not around to manage the company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43.

a. **Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial conditions or operations.**

None

FEDERAL TAX ASPECTS

44.

a. **If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits.**

Not Applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45.

a. **Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business or which are necessary to make any other information in this Offering Circular not misleading or incomplete.**

None

FINANCIAL STATEMENTS

46.

a. **Provide the financial statements required by part F/S of Form 1-A**

See Attached

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47.

a. **If the company's financial statements shows losses from operation, explain the causes underlying these losses and what steps the company is taking to address these causes**

The Company has only produced one of the scheduled five movies and the revenue from the only production is yet to be realized. To improve future profitability, the company is seeking better capitalization to expand its most lucrative film distribution business.

48.

a. **Describe any trend in the Company's historical operation results. Indicate any changes now occurring in the underlying economics of the industry, which in the opinion of Management, will have a significant impact upon the Company's results of operation within the next 12 months.**

FUTURE DISTRIBUTION CHANNELS

The future of the video marketplace is heading towards "**On-Demand**" programming, which should enter the market on or before the 2002, and will create more demand for movies than ever before. With On-Demand programming video stores may become less relevant to movie consumers. On-Demand video is like having a hotel movie demand system in every TV household, where one selects a movie from a list, and watches it when the choose. This technology is already showing up in the industrialized nations and will eventually be global.

Current changes taking place in the video industry include a shift from the VHS to DVD format. Soon the industry will be more equally balanced between both formats. Blockbuster reported $799 million in DVD rentals in 2001, compared with $289 million the previous year, a 176% jump. It is projected by the end of this year 2002, DVD rentals will represent 40% of Blockbuster's rental.

The Consumer Electronics Association reports a decline in VCR purchase and DVD penetration of 30% and rising. Consumers have embraced DVD technology at an unheard of rates. By the beginning of 2001, DVD players were 20% of U.S. homes, an acceptance rate twice as fast as VCR's experienced, said the industry association.

This shift will result in increased revenue streams as the per unit costs are less expensive for the digital formats (DVD).

49.

a. If the Company sell products and has had significant sales during its last fiscal year, state the existing gross margin as a percentage of sales for the last fiscal year.

Not Applicable

50.

a. Foreign sales as percent of total sales for last fiscal year:__% Domestic government sales as a percent of total domestic sales last fiscal year___%. Explain the nature of these sales, including any anticipated changes.

Not Applicable

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on 03-10, 2003.

(Issuer) CANON FILMS. CORP

By (Signature and Title) [signature] President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Art Kingsley Okun [signature]

(Title) President

(Selling security holder) ____________

(Date) 03-10-2003

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Canon Films Corp. pursuant to Regulation A in connection with a proposed offering of Preferred Shares to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

CANON SECURITIES LLC
(Underwriter)

By ______________________

Date
03/03/2003

(d) All written consents shall be dated and manually signed.

Part III

Supplemental Information

a. Financials

b. Summary of Company Charter

c. Company Bylaws

d. Board of Directors Minutes

e. Contractual documents

f. Statement on underwriting fees

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

To the Board of Directors
Canon Film Corp
Irvine, CA

I have compiled the accompanying balance sheet of Canon Film Corp. as of December 31, 2002 and the related statements of income and cash flows for the year ended, in accordance with standards established by the American Institute of Certified Public Accounts.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

George Brenner

George Brenner, CPA
March 5, 2003

CANON TRUST FILM CORP
BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS

Current Assets		
Cash		$ 169,131
Loan Receivable	$ 33,500	
Allowance for Doubtful Loan	(33,500)	
		0
Total Current Assets		169,131
Other Assets		
Movie-"White Rush"		700,000
Commissions – Bonds	$175,150	
Less: Accumulated Amortization	24,439	
		150,711
Total Other Assets		850,711
TOTAL ASSETS		$1,019,842

LIABILITIES & EQUITY

LIABILITIES	
Current Liabilities	
Accrued Interest – Bonds	$ 17,500
Long-Term Liabilities	
Bonds Payable	1,160,010
Total Liabilities	$ 1,177,510
EQUITY	
Accumulated Deficit	(157,668)
	$ 1,019,842

See Accompanying Accountant's Compilation Report.

CANON FILM CORP
PROFIT & LOSS
JANUARY THROUGH DECEMBER 2002

Revenue	$ 0
Expenses:	
Administrative Expenses	(100)
Advertising	6,542
Advertising-video production	1,386
Advertising-Website	550
Bank Service Charges	264
Computer	978
Consulting	750
Contract Labor	27,486
Copying	347
Dues & Subscriptions	449
Equipment Purchase	822
Equipment Rental	2,111
Fees-Expense	7,090
Gift	100
Miscellaneous	4,015
Office Supplies	2,649
Payroll Expenses	4,235
Postage & Delivery	4,244
Professional Fees	7,300
Rent	5,476
Repairs	238
Taxes	977
Telephone	3,628
Travel & Entertainment	976
Total	82,513
Other Income/Expenses	(284)
Doubtful Loan Expense	33,500
Amortization Expense	24,439
Interest Expense	17,500
Net Loss	$ 157,668

See Accompanying Accountant's Compilation Report.

CANON FILM CORP
STATEMENT OF CASH FLOWS
JANUARY THROUGH DECEMBER 2002

Cash Flows from Operating Activities		
Net Loss		$(157,668)
Less: Amortization		24,439
Increase in Accrued Interest		17,500
Funds Required from Operations		(115,729)
Cash Flows from Investing Activities		
Movie - "White Rush"		(700,000)
Cash Flows from Financing Activities		
Bonds Payable	$1,160,010	
Less: Commissions	175,150	
Total – Financing Activities		984,860
Increase In Cash		169,131
Cash At January 1, 2002		--
Cash At December 31, 2002		$ 169,131

See Accompanying Accountant's Compilation Report

A0591810

State of California

SECRETARY OF STATE

I, *Kevin Shelley*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 1 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

FEB 0 7 2003

Kevin Shelley

Secretary of State

A0591810

CANON TRUST FILM CORPORATION
19700 Fairchild Road ∘ Suite 150
Irvine ∘ California ∘ 92612
(949) 724-9192
FAX (949) 724-9194

CERTIFICATE OF AMENDMENT OF ARTICLE OF INCORPRATION

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

DEC 2 3 2002

BILL JONES, Secretary of State

The undersigned certify that:

1. They are the president and the secretary, respectively of **Canon Trust Film Corp**. (Corporation Number C2373519)

2. Article 1 of the Articles of Incorporation of this corporation is amended to read as follows: The name of this corporation is **Canon Films Corp**.

3. The foregoing amendment of Article of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Article of Incorporation has been duly approved by the required vote of shareholder in accordance with Section 902, California Corporation code. The total number of outstanding shares of the corporation is 100,000. The number of shares voting in favor of this amendment equaled or exceeded the vote required. The percentage vote required was more than 50%

We further declare under penalty of perjury under the laws of the State of California that the matter set forth in this certificate are true and correct of own knowledge.

SECRETARY OF STATE OFFICE OF THE

DATE: 12-20-02

Art Kingsley Okun

2373519

ARTICLES OF INCORPORATION

OF

Canon Trust Film Corp.

The undersigned, a natural person, acting as an incorporator of a corporation under Title 1, Division 1, Chapter 2, California Corporations Code, adopt the following Articles of Incorporation of a business corporation:

Article I: The name of the corporation (hereinafter called the "corporation") is Canon Trust Film Corp.

Article II: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the **GENERAL CORPORATION LAW** of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Article III: The name and address in the State of California of this corporation's initial agent for service of process is Art Kingsley Okun, whose street address is 19700 Fairchild Road, Suite 150, Irvine, California 92612.

Article IV: The total number of shares which the corporation shall have the authority to issue is one hundred thousand (100,000), all of which are of a par value of one ($1.00)dollar each and classified as Common shares.

Article V: No holder of any of the shares of the corporation shall, as such holder, have any right to purchase or subscribe for any shares of any class which the corporation may issue or sell, whether or not such shares are exchangeable for any shares of the corporation of any other class or classes, and whether such shares are issued out of the number of shares authorized by the Articles of Incorporation of the corporation as originally filed, or by any amendment thereof, or out of shares of the corporation acquired by it after the issue thereof; nor shall any holder of any of the shares of the corporation, as such holder, have any right to purchase or subscribe for any obligations which the corporation may issue or sell that shall be convertible into, or exchangeable for, any shares of the corporation of any class or classes, or to which shall be attached or shall appertain to any warrant or warrants or other instrument or instruments that shall confer upon the holder thereof the right to subscribe for, or purchase from the corporation any shares of any class or classes.

Article VI: The period of duration of the corporation shall be perpetual.

Article VII: The personal liability of all of the directors of the corporation for monetary damages hereby eliminated to the fullest extent allowed as provided by the California Corporations Code, as the same may be supplemented and amended.

Article VIII: The corporation shall, to the fullest extent legally permissible under the provisions of the California Corporations Code, as the same may be amended and supplemented, shall indemnify and hold harmless any and all agents whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions as to action in his official capacity, and shall continue as to a person who has ceased to be a director or officer of the corporation. Such indemnification shall not extend to those acts as specified by Section 204 (a)(10) of the California Corporations Code. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, Agreement or Resolution adopted by the shareholders entitled to vote thereon after notice.

Executed on this 8th day of January, 2002.

Margaret Timmins, Incorporator

OFFICE OF THE SECRETARY OF STATE

BYLAWS

OF

Canon Trust Film Corp.
(A California Corporation)

ARTICLE I. OFFICE.

The principal office of the Corporation in the State of California is at 19700 Fairchild Road, Suite 150, Irvine, California 92612.

ARTICLE II. STOCKHOLDERS' MEETINGS.

Section 1. *Annual Meetings.*

(a) The annual meeting of the stockholders of the Corporation, commencing with the year 2003 shall be held at the principal office of the Corporation in the State of California or at any other place within or without the State of California as may be determined by the Board of Directors and as may be designated in the notice of that meeting.

The meeting shall be held on the first day in March of each year. If that day is a legal holiday, the meeting shall be held on the next succeeding day not a legal holiday. The business to be transacted at the meeting shall be the election of directors and such other business as properly brought before the meeting.

(b) If the election of directors shall not be held on the day herein designated for any annual meeting, or at any adjournment of that meeting, the Board of Directors shall call a special meeting of the stockholders as soon as possible thereafter.

At this meeting the election of directors shall take place, and the election and any other business transacted shall have the same force and effect as at an annual meeting duly called and held.

(c) No change in the time or place for a meeting for the election of directors shall be made within 20 days preceding the day on which the election is to be held. Written notice of any change shall be given each stockholder at least 20 days before the election is held, either in person or by letter mailed to the stockholder at the address last shown on the books of the Corporation.

(d) In the event the annual meeting is not held at the time prescribed in Article II, Section I(a) above, and if the Board of Directors shall not call a special meeting as prescribed in Article II, Section l(b) above within three months after the date prescribed for the annual meeting, then any stockholder may call that meeting, and at that meeting the stockholders may elect the directors and transact other business with the same force and effect as at an annual meeting duly called and held.

Section 2. *Special Meetings.*

Special meetings of the stockholders may be called by the President or by the holders of at least 10 percent (%) of the stock entitled to vote at that meeting. At any time, upon the written request of any person or persons entitled to call a special meeting, it shall be the duty of the Secretary to send out notices of the meeting, to be held within or without the State of California and at such time, but not less than 20 days nor more than 45 days after receipt of the request, as may be fixed by the Board of Directors. If the Board of Directors fails to fix a time or place, the meeting shall be held at the principal office of the Corporation at a time as shall be fixed by the Secretary within the above limits.

Section 3. *Notice and Purpose of Meetings; Waiver.*

Each stockholder of record entitled to vote at any meeting shall be given in person, or by mail, or by prepaid telegram, written or printed notice of the purpose or purposes, and the time and place within or outside the State of California of every meeting of stockholders. This notice shall be delivered not less than 10 days nor more than 60 days before the meeting. If mailed or telegraphed, it should be directed to the stockholder at the address last shown on the books of the Corporation. No publication of the notice of meeting shall be required. A stockholder may waive the notice of meeting by attendance, either in person or by proxy, at the meeting, or by so stating in writing, either before or after the meeting. Attendance at a meeting for the express purpose of objecting that the meeting was not lawfully called or convened shall not, however, constitute a waiver of notice. Except where otherwise required by law, notice need not be given of any adjourned meeting of the stockholders.

Section 4. *Quorum.*

Except as otherwise provided by law, a quorum at all meetings of stockholders shall consist of the holders of record of a majority of the shares entitled to vote present in person or by proxy.

Section 5. *Closing of Transfer Books; Record Date.*

(a) In order to determine the holders of record of the Corporation's stock who are entitled to notice of meetings, to vote at a meeting or its adjournment, to receive payment of any dividend, or to make a determination of the stockholders of record for any other proper purpose, the Board of Directors of the Corporation may order that the Stock Transfer Books be closed for a period not to exceed sixty days. If the purpose of this closing is to determine who is entitled to notice of a meeting and to vote at such meeting, the Stock Transfer Books shall be closed for at least thirty days preceding such meeting.

(b) In lieu of closing the Stock Transfer Books, the Board of Directors may fix a date as the record date for the determination of stockholders. This date shall be no more than sixty days prior to the date of the action which requires the determination, nor, in the case of a stockholders' meeting, shall it be less then thirty days in advance of such meeting.

(c) If the Stock Transfer Books are not closed and no record date is fixed for the determination of the stockholders of record, the date of which notice of the meeting is mailed, or on which the resolution of the Board of Directors declaring a dividend is adopted, as the case may be, shall be the record date for the determination of stockholders.

(d) When a determination of stockholders entitled to vote at any meeting has been made as provided in this section, this determination shall apply to any adjournment of the meeting, except when the determination has been made by the closing of the Stock Transfer Books and the stated period of closing has expired.

Section 6. *Presiding Officer; Order of Business.*

(a) Meetings of the stockholders shall be presided over by the Chairman of the Board, or, if he or she is not present, by the Chief Executive Officer, or if not present, by the President, or if he or she is not present, by a Vice-President, or if neither the Chairman of the Board nor the Chief Executive Officer nor the President nor a Vice-President is present, by a chairman to be chosen by a majority of the stockholders entitled to vote at the meeting who are present in person or by proxy. The Secretary of the Corporation, or, in her or his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the stockholders present at the meeting shall choose any person present to act as secretary of the meeting.

(b) The order of business shall be as follows:

1. Call of meeting to order.
2. Proof of notice of meeting.
3. Reading of minutes of last previous annual meeting.
4. Reports of officers.
5. Reports of committees.
6. Election of directors.
7. Miscellaneous business.

Section 7. *Voting.*

(a) Except in the election of directors, at which time the stockholders shall be entitled to cumulate their votes, and except as otherwise provided in the Articles of Incorporation, the Bylaws, or the laws of the State of California at every meeting of the stockholders, each stockholder of the Corporation entitled to vote at the meeting shall have, as to each matter submitted to a vote, one vote in person or by proxy for each share of stock having voting rights registered in his or her name on the books of the Corporation. A stockholder may vote his or her shares through a proxy appointed by a written instrument signed by the stockholder or by a duly authorized attorney-in-fact and delivered to the secretary of the meeting. No proxy shall be valid after three months from the date of its execution unless a longer period is expressly provided.

(b) A majority vote of those shares entitled to vote and represented at the meeting, a quorum being present, shall be the act of the meeting except that in electing directors a plurality of the votes cast shall elect.

(c) At all elections of directors, the voting shall be by ballot.

Section 8. *List of Stockholders.*

(a) A complete list of the stockholders of the Corporation entitled to vote at the ensuing meeting, arranged in alphabetical order, and showing the address of, and number of shares owned by, each stockholder shall be prepared by the Secretary, or other officer of the Corporation having charge of the Stock Transfer Books. This list shall be kept on file for a period of at least thirty days prior to the meeting at the principal office of the Corporation and shall be subject to inspection during the usual business hours of such period by any stockholder. This list shall also be available at the meeting and shall be open to inspection by any stockholder at any time during the meeting.

(b) The original Stock Transfer Books shall be prima facie evidence as to who are the stockholders entitled to examine the list or to vote at any meeting of the stockholders.

(c) Failure to comply with the requirements of this section shall not affect the validity of any action taken at any meetings of the stockholders.

ARTICLE III. DIRECTORS.

Section 1. *Number, Qualification, Term, Quorum, and Vacancies.*

(a) The property, affairs and business of the Corporation shall be managed by a Board of Directors of one person. Except as provided, directors shall be elected at the annual meeting of the stockholders and each director shall serve for one year and/or until his or her successor shall be elected and qualify.

(b) The number of directors may be increased or decreased from time to time by an amendment to these Bylaws. Any increased number of directors shall be elected by the stockholders at the next regular annual meeting or at a special meeting called for that purpose. The authorized number of directors constituting the Board shall be at least three; provided, however, that so long as the corporation has only one shareholder, the number may be one or two, and so long as the corporation has only two shareholders, the number may be two. Subject to the aforementioned provisions and subject to the provisions of Section 212 of the General Corporation Law, the number of directors may be changed by an amendment of the Bylaws. No decrease in the authorized number of directors shall have the effect of limiting or ending the term of any sitting director.

(c) Directors need not be stockholders of the Corporation.

(d) A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business. If, at any meeting of the Board of Directors, there shall be less than a quorum present, a majority of those present may adjourn the meeting, without further notice, from time to time until a quorum shall have been obtained. In case there are vacancies on the Board of Directors, other than vacancies created by the removal of a director or directors by the stockholders or by an increase in the number of directors, the remaining directors, although less than a quorum, may by a majority vote elect a successor or successors for the unexpired term or terms.

Section 2. *Meetings.*

Meetings of the Board of Directors may be held either within or without the State of California. Meetings of the Board of Directors shall be held at those times as are fixed from time to time by resolution of the Board. Special meetings may be held at any time upon call of the Chairman of the Board, the Chief Executive Officer, the President, or a Vice-President, or a majority of directors, upon written or telegraphic notice deposited in the U.S. mail or delivered to the telegraph company at least thirty days prior to the day of the meetings. A meeting of the Board of Directors may be held without notice immediately following the annual meeting of the stockholders. Notice need not be given of regular meetings of the Board of Directors held at times fixed by resolution of the Board of Directors nor need notice be given of adjourned meetings. Meetings may be held at any time without notice if all the directors are present or if, before the meeting, those not present waive such notice in writing. Notice of a meeting of the Board of Directors need not state the purpose of, nor the business to be transacted at, any meeting.

Section 3. *Removal.*

(a) At any meeting of the stockholders, any director or directors may be removed from office, without assignment of any reason, by a majority vote of the shares or class of shares, as the case may be, which elected the director or directors to be removed, provided, however, that if less than all the directors are to be removed, no individual director shall be removed if the number of votes cast against her or his removal would be sufficient, if cumulatively voted at an election of the entire board, to elect one or more directors.

(b) When any director or directors are removed, new directors may be elected at the same meeting of the stockholders for the unexpired term of the director or directors removed. If the stockholders fail to elect persons to fill the unexpired term or terms of the director or directors removed, these unexpired terms shall be considered vacancies on the board to be filled by the remaining directors.

Section 4. *Indemnification.*

(a) The Corporation shall indemnify each of its directors, officers, and employees whether or not then in service as such (and his or her executor, administrator and heirs), against all reasonable expenses actually and necessarily incurred by him or her in connection with the defense of any litigation to which the individual may have been made a party because he or she is or was a director, officer or employee of the Corporation. The individual shall have no right to reimbursement, however, in relation to matters as to which he or she has been adjudged liable to the Corporation for negligence or misconduct in the performance of his or her duties, or was derelict in the performance of his or her duty as director, officer or employee by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of his or her office or employment. The right to indemnity for expenses shall also apply to the expenses of suits which are compromised or settled if the court having jurisdiction of the matter shall approve such settlement.

(b) The foregoing right of indemnification shall be in addition to, and not exclusive of, all other rights to that which such director, officer or employee may be entitled.

Section 5. *Compensation.*

Directors, and members of any committee of the Board of Directors, shall be entitled to any reasonable compensation for their services as directors and members of any committee as shall be fixed from time to time by resolution of the Board of Directors, and shall also be entitled to reimbursement for any reasonable expense incurred in attending those meetings. The compensation of directors may be on any basis as determined in the resolution of the Board of Directors. Any director receiving compensation under these provisions shall not be barred from serving the Corporation in any other capacity and receiving reasonable compensation for such other services.

Section 6. *Committees.*

(a) The Board of Directors, by a resolution or resolutions adopted by a majority of the members of the whole Board, may appoint an Executive Committee, an Audit Committee, and any other committees as it may deem appropriate. Each committee shall consist of at least three members of the Board of Directors. Each committee shall have and may exercise any and all powers as are conferred or authorized by the resolution appointing it. A majority of each committee may determine its action and may fix the time and place of its meetings, unless provided otherwise by the Board of Directors. The Board of Directors shall have the power at any time to fill vacancies in, to change the size of membership of, and to discharge any committee.

(b) Each committee shall keep a written record of its acts and proceedings and shall submit that record to the Board of Directors at each regular meeting and at any other times as requested by the Board of Directors. Failure to submit the record, or failure of the Board to approve any action indicated therein will not, however, invalidate the action to the extent it has been carried out by the Corporation prior to the time the record of such action was, or should have been, submitted to the Board of Directors as provided.

Section 7. *Dividends.*

Subject always to the provisions of law and the Articles of Incorporation, the Board of Directors shall have full power to determine whether any, and, if so, what part, of the funds legally available for the payment of dividends shall be declared in dividends and paid to the stockholders of the Corporation. The Board of Directors may fix a sum which may be set aside or reserved over and above the paid-in capital of the Corporation for working capital or as a reserve for any proper purpose, and from time to time may increase, diminish, and vary this fund in the Board's absolute judgment and discretion.

ARTICLE IV. OFFICERS.

Section 1. *Number.*

The officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice-Presidents, a Treasurer, a Controller, a Secretary, and one or more Assistant Secretaries. In addition, there may be such subordinate officers as the Board of Directors may deem necessary. Any person may hold two, but no more than two, offices.

Section 2. *Term of Office.*

The principal officers shall be chosen annually by the Board of Directors at the first meeting of the Board following the stockholders' annual meeting, or as soon as is conveniently possible. Subordinate officers may be elected from time to time. Each officer shall serve until his or her successor shall have been chosen and qualified, or until his, death, resignation, or removal.

Section 3. *Removal.*

Any officer may be removed from office with or without cause, at any time by the affirmative vote of a majority of the Board of Directors then in office. Such removal shall not prejudice the contract rights, if any, of the person so removed.

Section 4. *Vacancies.*

Any vacancy in any office from any cause may be filled for the unexpired portion of the term by the Board of Directors.

Section 5. *Duties.*

(a) The Chairman of the Board shall preside at all meetings of the stockholders and the Board of Directors. Except where, by law, the signature of the President is required, the Chairman shall possess the same power as the President to sign all certificates, contracts, and other instruments of the Corporation which may be authorized by the Board of Directors.

(b) The Chief Executive Officer shall have general active management of the business of the corporation, and in the absence of the Chairman of the Board, shall preside at all meetings of the shareholders and the Board of Directors; and shall see that all orders and resolutions of the Board of Directors are carried into effect.

(c) The President, in the absence of the Chairman of the Board, shall preside at all meetings of the stockholders and the Board of Directors. She or he shall have general supervision of the affairs of the Corporation, shall sign or countersign all certificates, contracts, or other instruments of the Corporation as authorized by the Board of Directors, shall make reports to the Board of Directors and stockholders, and shall perform any and all other duties as are incident to her or his office or are properly required of him or her by the Board of Directors.

(d) The Vice-Presidents, in the order designated by the Board of Directors, shall exercise the functions of the President during the absence or disability of the President. Each Vice-President shall have any other duties as are assigned from time to time by the Board of Directors.

(e) The Secretary, the Treasurer, and the Controller shall perform those duties as are incident to their offices, or are properly required of them by the Board of Directors, or are assigned to them by the Articles of Incorporation or these Bylaws. The Assistant Secretaries, in the order of their seniority, shall, in the absence of the Secretary, perform the duties and exercise the powers of the Secretary, and shall perform any other duties as may be assigned by the Board of Directors.

(f) Other subordinate officers appointed by the Board of Directors shall exercise any powers and perform any duties as may be delegated to them by the resolutions appointing them, or by subsequent resolutions adopted from time to time.

(g) In case of the absence or disability of any officer of the Corporation and of any person authorized to act in his or her place during such period of absence or disability, the Board of Directors may from time to time delegate the powers and duties of that officer to any other officer, or any director, or any other person whom it may select.

Section 6. *Salaries.*

The salaries of all officers of the Corporation shall be fixed by the Board of Directors. No officer shall be ineligible to receive such salary by reason of the fact that he is also a Director of the Corporation and receiving compensation therefor.

ARTICLE V. CERTIFICATES OF STOCK.

Section 1. *Form.*

(a) The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock, certifying the number of shares represented thereby and in such form not inconsistent with the Articles of Incorporation as the Board of Directors may from time to time prescribe.

(b) The certificates of stock shall be signed by the President or a Vice-President and by the Secretary or an Assistant Secretary or the Treasurer, and sealed with the seal of the corporation. This seal may be a facsimile, engraved or printed. Where any certificate is manually signed by a transfer agent or a transfer clerk and by a registrar, the signatures of the President, Vice-President, Secretary, Assistant Secretary, or Treasurer upon that certificate may be facsimiles, engraved or printed. In case any officer who has signed or whose facsimile signature has been placed upon any certificate shall have ceased to be an officer before the certificate is issued, it may be issued by the corporation with the same effect as if that officer had not ceased to be so at the time of its issue.

Section 2. *Subscriptions for Shares.*

Unless the subscription agreement provides otherwise, subscriptions for shares, regardless of the time when they are made, shall be paid in full at that time, or in installments and at any periods, as shall be specified by the Board of Directors. All calls for payments on subscriptions shall carry the same terms with regard to all shares of the time class.

Section 3. *Transfers.*

(a) Transfers of shares of the capital stock of the Corporation shall be made only on the books of the Corporation by the registered owner, or by his or her duly authorized attorney, with a transfer clerk or transfer agent appointed as provided in Section 5 of this Article of the Bylaws, and on surrender of the certificate or certificates for those shares properly endorsed with all taxes paid.

(b) The person in whose name shares of stock stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. However, if any transfer of shares is made only for the purpose of furnishing collateral security, and that fact is made known to the Secretary of the Corporation, or to the Corporation's transfer clerk or transfer agent, the entry of the transfer may record that fact.

Section 4. *Lost, Destroyed, or Stolen Certificates.*

No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed, or stolen except on production of evidence, satisfactory to the Board of Directors, of that loss, destruction or theft, and, if the Board of Directors so requires, upon the furnishing of an indemnity bond in such amount (but not to exceed twice the value of the shares represented by the certificate) and with such terms and surety as the Board of Directors, if any, in its discretion, require.

Section 5. *Transfer Agent and Registrar.*

The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars, and may require all certificates for shares to bear the signature or signatures of any of them.

ARTICLE VI. CORPORATE ACTIONS.

Section 1. *Deposits.*

The Board of Directors shall select banks, trust companies, or other depositories in which all funds of the Corporation not otherwise employed shall, from time to time, be deposited to the credit of the Corporation.

Section 2. *Voting Securities Held by the Corporation.*

Unless otherwise ordered by the Board of Directors, the President shall have full power and authority on behalf of the Corporation to attend, act, and vote at any meeting of security holders of other corporations in which the Corporation may hold securities. At that meeting the President shall possess and may exercise any and all rights and powers incident to the ownership of those securities which the corporation might have possessed and exercised if it had been present. The Board of Directors may, from time to time, confer like powers upon any other person or persons.

ARTICLE VII. CORPORATE SEAL.

The corporate seal of the Corporation shall consist of two concentric circles, between which shall be the name of the Corporation, and in the center of which shall be inscribed the year of its incorporation and the words "Corporate Seal, State of California

ARTICLE VIII. AMENDMENT OF BYLAWS.

The Board of Directors shall have the power to amend, alter or repeal these Bylaws, and to adopt new Bylaws, from time to time, by an affirmative vote of a majority of the whole Board as then constituted, provided that notice of the proposal to make, alter, amend, or repeal the Bylaws was included in the notice of the directors' meeting at which such action takes place. At the next stockholders' meeting following any action by the Board of Directors, the stockholders, by a majority vote of those present and entitled to vote, shall have the power to alter or repeal Bylaws newly adopted by the Board of Directors, or to restore to their original status Bylaws which the Board may have altered or repealed, and the notice of such stockholders' meeting shall include notice that the stockholders will be called on to ratify the action taken by the Board of Directors with regard to the Bylaws.

I hereby certify that the foregoing is a full, true and correct copy of the Bylaws of Canon Trust Film Corp., a corporation of the State of California as in effect on the date hereof.

WITNESS my hand and the seal of the corporation this 4th day of Feb., 2002.

____
Secretary of
Canon Trust Film Corp.

(SEAL)

ARTICLE VIII. AMENDMENT TO BYLAWS.

The Board of Directors shall have the power to amend, alter or repeal these By-laws, and to adopt new By-laws, from time to time, by an affirmative vote of a majority of the whole Board as then constituted, provided that notice of the proposal to make, alter, amend, or repeal the By-laws was included in the notice of the directors' meeting at which such action takes place. At the next stockholders' meeting following any action by the Board of Directors, the stockholders, by a majority vote of those present and entitled to vote, shall have the power to alter or repeal By-laws newly adopted by the Board of Directors, or to restore to their original status By-laws which the Board may have altered or repealed, and the notice of such stockholders' meeting shall include notice that the stockholders will be called on to ratify the action taken by the Board of Directors with regard to the By-laws.

I hereby certify that the foregoing is a full, true and correct copy of the By-laws of Canon Trust Film Corp., a corporation of the State of California as in effect on the date hereof.

WITNESS my hand and the seal of the Corporation this 6th day of February, 2002.

Secretary of
Canon Trust Film Corp.

(SEAL)

CANON TRUST FILM CORPORATION
19700 Fairchild Road • Suite 150
Irvine • California • 92612
(949) 724-9192
FAX (949) 724-9194

MINUTES OF THE BOARD OF DIRECTORS OF CANON TRUST FILM CORPORATION

A regular Meeting of the Members of the above Corporation was held on January 2nd, 2003 at 10:00 a.m. at the Corporation's place of business.

1. Quorum. A quorum was declared present based on the presence of the following members:
   Art Kingsley Okun
   James Gallaher

The following corporate actions were taken by appropriate motion duly made, seconded and adopted by unanimous vote:

2. The company has agreed to issue 1780 preferred shares @ $2,500.00 per share.
3. The interest payment for the preferred shares is 6.25% annually.
4. The preferred shares mature in December 2006.
5. The interest payments are due in June 30th and December 30th annually.
6. The company has agreed to open an asset-backed escrow account to fund the interest payment at First Bank in Newport for the outstanding debt annually.
7. The asset-backed escrow account will be funded in April and October of every year only for the outstanding interest payment due.
8. The company has agreed to create a sinking fund to retire the debt starting in April 2004.
9. The maximum allocation of the preferred shares should not exceed 1000 shares.
10. The proceeds of the funds will be used to acquire unfinished films, distribute films and general administration.

There being no further business, the meeting was duly adjourned.

Art Kingsley Okun
President

CANON SECURITIES, LLC.
Member NASD-SIPC

19700 Fairchild Road
Suite 150
Irvine, CA 92612
888-378-5946
Tel 949-724-0779
Fax 949-724-9194

Monday, March 3, 2003

Re: Underwriting Agreement

Canon Films Corp.
2951 28th Street
Suite 2015
Santa Monica, CA 90405

Dear Sir;

This is to confirm the underwriting agreement between Canon Securities LLC and Canon Films. Corp to underwrite a $5,000,000.00 of preferred shares offering on a best effort basis. The placement or underwriting fees are 8% commission on each share sold and a non-accountable expense allowance equal to 3% of the purchased price of each share sold by Canon Securities.

We look forward to working with you again.

Best Regards

Art Kingsley Okun
Executive Representative/Principal

SUBSCRIPTION AGREEMENT
CANON SECURITIES TRUST

Project Information

Movie Title(s): ____

Date ____/____/_____

Notes Purchased ($20,000 Minimum and $10,000 Increment) $______________ No. of Notes____________

Type of Investment ___Initial Investment ___ Additional Investment

Personal Information

Name ____ Birth date____/____/____
Street ____
____
City ______________________ State__________ Zip __________

Subscriber Tax ID or Social Security:______________________________
Business Phone (_____)_______-__________
Home Phone (_____)_______-__________

Employment History

Subscriber Employer____
If retired indicate former employer
Occupation__________________________ Nature of Business__________________________
Address____
City__________________________ State_______ Zip______________________

Citizenship: ______ U.S. Citizen _____U.S. Resident Alien _____Non-Resident

Confidential Financial Information

Approximate Tax Bracket ____________%

Estimated Annual Income: _____ $0 - $50,000 _____ $50,001 - $100,000
_____ $100,001 - $300,000 _____ Over $300,000

Estimated Net Worth: _____ $0.00 - $50,000 _____ $50,001 - $100,000
_____ $100,001 - $300,000 _____ Over $300,000

Form of Ownership/Custodial Information

_____ Individual Ownership
_____ Husband & Wife as Community property
_____ Trust
_____ Keogh
_____ Partnership
_____ Joint Tenants
_____ Tenant in Common
_____ Custodial Account
_____ Corporation
_____ IRA

Trustee or Custodian's Name(s)____
FBO ____
Address ____
City ______________________________ State ________ Zip ____________
Contact Name ____
Tax ID #__________________ Trust Date____/____/____

Distribution Alternatives

Check If: ______ You wish Direct Deposit of Distribution
______ You wish Distribution to be sent to the payee and address listed below. Complete the following information:

Payee Name ______________________________
Branch: ______________________________
Account Number ______________________________
ABA #: ______________________________
Street ______________________________
City ______________________ State ________ Zip ___________

Agreed to by:

______________________________________Dated__________________________
Subscriber Signature #1

______________________________________Dated__________________________
Subscriber Signature #2

ACCEPTED

Canon Securities, LLC, Trust

By______________________________________,
Canon Securities LLC, Trustee
Authorized Officer

This document must be signed and returned to the Trust at the following address:
Canon Securities, LLC
19700 Fairchild Road
Suite 150
Irvine, California 92612

TRUST COPY

I represent and warrant to you that (i) the information contained herein is complete and accurate and may be relied upon by the Trust and CST Management and (ii) I will notify you immediately of any material change in any of such information occurring prior to the acceptance of my Subscription for Units.

All information contained in this agreement will be treated confidentially. However, I agree that you may present this agreement to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Notes is exempt from registration under the Act or meets the requirements of applicable state securities laws.

Representations and Warranties The undersigned represents and warrants to CST Management, as follows:
a. The undersigned has received the Memorandum including the brochure regarding the Notes, has carefully reviewed it and has relied upon the information contained therein and upon other materials provided to him by the Trust.

b. The undersigned has the net worth and income of an "accredited investor" as is indicated on the "Minimum Investor Requirement".

Subscriber is hereby instructed that: (i) The Notes are subject to substantial restrictions on transferability; (ii) there will be no public market for the Notes; and (iii) it may not be possible for Subscriber to readily liquidate his investment, if at all, even in the event of an emergency. Any transfer of Note is subject to CST's approval and must comply with the terms of the Trust indentures. In addition, the State of California has additional transfer requirements as summarized in the following legend, which are in addition to the provision of the Trust Indenture.

"IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFORE, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATION OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMISSIONER'S RULES"

c. All information which the undersigned has provided to the Trustee concerning himself, its financial position and its knowledge of financial and business matters, or, in the case of corporation, partnership or other entity, the knowledge of financial and business matters of the person making the investment decision on behalf of such entity, is correct and complete as of the date set forth on the signature page hereof, and if there should be any material change in such information prior to its Subscription being accepted, he will immediately provide the Trustee with such information.

d. The undersigned understands that the Notes have not been registered under the Securities Act of 1933, as amended, in reliance upon an exemption thereof for non-public offerings and further understands that the Notes have not been approved or disapproved by the United States Securities and Exchange Commission, or any other Federal Agency, nor has the S.E.C. or such agency passed on the accuracy or adequacy of the Memorandum.

Indemnity The undersigned acknowledges that he understands the meaning and the legal consequences of the representations and warranties contained in this Agreement, and he hereby agrees to indemnify and hold harmless the Trust, each other Investor, including CST management, and their respective officers, directors, controlling persons, agents and employees, if any, from and against any and all loss, damage, costs and expenses, including reasonable attorney's fees, or liability which they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this agreement; or by reason of any breach of any representation or warranty of the undersigned whether contained in the Trust Agreement or this Agreement.

The undersigned acknowledges that he has read and understood the Private Placement Memorandum and relied only on its statements and no others. Further, he/she agrees to only those terms described in the Subscription Agreement.

Also, he indemnifies the Trust and CST management, their agents, and representatives of the selling group, and hold them harmless from and against any and all loss, damage, liability or expense, including reasonable attorney's fees, which they or any of them may sustain or incur by reason of, or in connection with any misrepresentation or breach of warranty or agreement under this Subscription Agreement, or in connection with, the sale or distribution by the undersigned of the Notes purchased by the undersigned pursuant hereto in violation of the Securities Act of 1933, as amended or any other applicable law.

Legal Matters As part of the consideration of this agreement it is expressly agreed that the proper court for litigation of any matter arising out of this agreement shall be in the State of California and the County of Orange. In the event of litigation to enforce any of the provision of this agreement, the prevailing party shall be entitled to recover all reasonable attorneys fees and costs. Any party who commences an action outside of the State of California and the County of Orange, California, waives the right to recover any legal fees including attorneys fees and court costs. All matters shall be controlled by the laws of the State of California.

Certain Information The Trustee at its option may answer all inquiries from prospective Note Holders concerning the Offering, the Trust and any matter relating to the offer and sale of the Notes and may afford, at its option, the prospective Note Holder and/or their authorized representatives the opportunity to obtain any additional information necessary to verify the accuracy of any representation or information set forth in the Memorandum. Note Holders shall not have the right to receive any of the Trust's records or copies of any Federal, state and local income tax or information returns. Note Holders shall have the rights to view the books at the Trust office located at 19700 Fairchild Road, Irvine, CA 92612.

Fiduciary Responsibility The subscription agreement makes management accountable to the investors as a fiduciary. Therefore, we must always act with integrity and good faith, and exercise due diligence in conducting the business of the trust and in resolving conflict of interest, subject to certain limitation set forth in the offering memorandum and subscription agreement. Fiduciary responsibility to investors, includes a duty of loyalty as well as reasonable standard of care. The Employee Retirement Income Security Act of 1974 specifically imposes and defines fiduciary duties. This normally means that the management cannot engage in activities which might create an interest for itself that is adverse to that of the trust.

CANON TRUST FILM CORPORATION
19700 Fairchild Road • Suite 150
Irvine • California • 92612
(949) 724-9192
FAX (949) 724-9194

Monday, March 10, 2003

United States
Securities And Exchange Commission
Washington, D.C. 20549

Dear Sir;

The issuer of this securities and its underwriter, has not cleared the amount of underwriting compensation with the National Association of Securities Dealers (NASD).

Best Regards

Art Kingsley Okun
President